EquityZen Securities LLC

STATEMENT OF FINANCIAL CONDITION

(With Report of Independent Registered Public Accounting Firm Therein)

DECEMBER 31, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69689

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Equityzen Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street suite 1200

(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Pascal Roche		212-751-4422
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP

(Name – if individual, state last, first, middle name)

50 Rockefeller plaza	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

                                                                                        2468

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Haslett, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Equityzen Securities LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CEO

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MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20.25
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Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

EquityZen Securities LLC

INDEX

For the year ended December 31, 2021



CITRINCOOPERMAN®

Citrin Cooperman & Company, LLP
Certified Public Accountants

50 Rockefeller Plaza
New York, NY 10020
T 212.697.1000 **F** 212.697.1004
citrincooperman.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers
EquityZen Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of EquityZen Securities LLC as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of EquityZen Securities LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of EquityZen Securities LLC's management. Our responsibility is to express an opinion on EquityZen Securities LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to EquityZen Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as EquityZen Securities LLC's auditor since 2019.
New York, New York
March 25, 2022

EquityZen Securities LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021	
ASSETS	
Cash	$ 17,053,060
Accounts receivable	1,440,717
Less: Allowance for credit losses	(181,803)
Accounts receivable, net	1,258,914
Due from affiliates	24,525
Prepaid expenses and other assets	79,525
Total assets	$ 18,416,024
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable and accrued expenses	$ 1,215,670
Due to parent	2,543,400
Deferred revenue	659,529
Total liabilities	4,418,599
Member's equity	13,997,425
Total liabilities and member's equity	$ 18,416,024

See accompanying notes to financial statements.

EquityZen Securities LLC
December 31, 2021
NOTES TO FINANCIAL STATEMENT

1. Nature of business

Nature of Business

EquityZen Securities LLC (the "Company") is a Delaware limited liability company with its principal place of business in New York. The Company is wholly-owned by EquityZen Inc. (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").   The Company provides certain private placement advisory services, on a fee basis, to institutions and qualified individuals. The Company acts as placement agent in private placement transactions and also advises on structuring of private placement transactions. The Company is typically compensated on a fee-for-services basis, including a placement agent fee for the placement of securities.

2. Summary of significant accounting policies

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company's significant estimates includes the allowance for credit losses.

Revenue Recognition

The Company recognizes revenue in accordance with Financial Accounting Standards Board ("FASB") Topic 606, Revenue from Contracts with Customers. This guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The Company elected the modified retrospective method upon adoption with no impact to the opening retained earnings or revenue reported.

Placement Fees and Selling Fees

The Company enters into arrangements with individual customers or pooled investment vehicles to transact in private placements. The Company will receive placement fees and selling fees on these transactions and believes that its performance obligation is completed upon execution of the transaction documentation with its customers and as such is earned on the date control is transferred to a buyer.

ROFR Revenue

Some customers have agreements requiring them to first offer their shares to the other owners of the Company. The other owners have a set time period to buy the shares before the customer can offer their shares to outsider investors. If the other owners exercise that right the Company earns a ROFR (right of first refusal) fee from the customer selling its shares.

2. Summary of significant accounting policies (continued)

Termination Fees

The Company earns a termination fee if a customer fails to complete a transaction after signing a subscription agreement with the Company.

Timing of revenue recognition:

Services transferred over time	$ -
Services transferred at a point in time	48,796,618
Total revenues	$ 48,796,618

The beginning and ending contract balances were as follows:

	December 31, 2021	December 31, 2020
Accounts receivable, net	$ 1,258,914	$ 581,465
Deferred revenues	659,529	147,174

Current Expected Credit Losses

"ASU" No. 2016-13, Financial Instruments - Credit Losses (Topic 326) introduces a credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk.

The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally require that a loss be incurred before it is recognized.

The Company uses the account receivable aging method, for receivables from third parties, to determine the provision for its allowance of expected credit losses to calculate the net realizable value. For financial assets measured at amortized cost (e.g. cash and cash equivalents and accounts receivable, net), the Company makes an assessment of expected credit losses based on the nature and contractual life or expected life of the financial assets and historic and expected losses.

Income Taxes

The Company is considered, for its 2021 tax filings, a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its Parent company. The Company's earnings and losses are included in the Parent company's return and passed through to its members.

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The Company evaluates its uncertain tax positions under the provisions of "ASC 740." ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized tax benefits." A liability is recognized (or amount of net operating loss carried forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

As of December 31, 2021, no liability for unrecognized tax benefits was required to be recorded.

In accordance with ASC 740, interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "interest expense, net" in the statement of operations. Penalties related to unrecognized tax benefits are required to be calculated and would be classified as "income tax expense" in the statement of income. For the year ended December 31, 2021, no interest or penalties were required to be recorded.

3. Cash and concentration of credit risk

In the normal course of business, the Company maintains its cash balances, which may exceed federally insured limits, in one financial institution. The Company is subject to credit risk should the financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and management monitors the financial condition of the financial institution and does not anticipate any losses from this counterparty. The uninsured cash balance at December 31, 2021, was $16,717,915.

4. Obligations under Rule 15c3-3

The Company limits its business activities to that of a placement agent of securities. The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception and, therefore, has no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

5. Related party transactions

Service Agreement and Due to Parent

Pursuant to a service agreement, the Parent provides various services and other operating assistance to the Company. These include professional services, the use of physical premises, utilities, fixed assets, subscriptions, taxes, personnel and other general and administrative services. For the year ended December 31, 2021, the total amount incurred by the Company under this agreement was $8,993,278. The Parent is owed $2,543,400 from the Company for expenses incurred on behalf of the Company as of December 31, 2021, which is included in "Due to Parent" in the statement of financial condition. The amount does not bear interest and there are no stated payment terms.

5. Related party transactions (continued)

Service Agreement and Due to Parent (continued)

When entering into a placement agreement, some customers will fund an escrow account before the fund setup is completed, which is managed by the Company's affiliated advisor. Once the conditions of the placement agreement are finalized, the escrow account is dissolved and cash is moved to the fund, less the commission which is paid to the Company. In certain instances, the commission is given to the advisor, which will then transfer the fee to the Company within 30 days. At December 31, 2021, the Company had receivables of $24,525, which included amounts due from both its affiliate and fund escrow accounts, which are included in "Due from affiliates" on the statement of financial condition.

6. Net capital requirement

The Company is a member of the FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, shall not exceed 15 to 1, and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company's net capital was approximately $12,634,000 which was approximately $12,339,000, in excess of its minimum net capital requirement of approximately $294,600. The Company's percentage of aggregate indebtedness to net capital was 34.97%.

7. Subsequent Events

On February 10, 2022, the Company made a distribution of $10,472,597 to the Parent.

The Company has performed an evaluation of subsequent events through the date the financial statement was available to be issued. The evaluation did not result in any additional subsequent events that required disclosure and/or adjustment.